UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Uplift Nutrition, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

91543M203

(CUSIP Number)

Sharon Will

c/o MCB Network, Corp

1201 West 5th Street #M-160

Los Angeles, CA 90017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91543M203	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS MCB Network, Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,476,150 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,476,150 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,476,150 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.58%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	MCB Network, Corp. (“MCB”) is the owner of record and beneficial owner of 9,476,150 shares of common stock of the Issuer (the “Common Stock”), which were purchased by MCB pursuant to a Stock Purchase Agreement dated as of June 4, 2015 by and among MCB and the sellers named therein (the “SPA”). MCB, pursuant to an Irrevocable Proxy and Lock-Up Agreement (an “Irrevocable Proxy”) (i) granted to Ms. Will, who may be deemed a control person of the Issuer and MCB, the right to vote such 9,476,150 shares, and (ii) agreed not to sell, transfer and/or otherwise dispose of, any shares of Common Stock until 3 days following the date the Issuer files with the Securities and Exchange Commission (the “SEC”) a Current Report on Form 8-K with Form 10 information disclosing an acquisition of a business (the “Proxy/Lock-Up Termination Date”). Upon the Proxy/Lock-Up Termination Date, MCB will be deemed to have sole voting power and sole dispositive power of the 9,476,150 shares of Common Stock.
(2)	MCB may be deemed to be a beneficial owner of 42,476,150 shares of Common Stock which consists of (i) 9,476,150 shares of Common Stock beneficially owned by MCB and acquired pursuant to the SPA and (ii) 33,000,000 shares of Common Stock that Ms. Will has the power to vote based upon the Irrevocable Proxies granted to Ms. Will by the purchasers of securities of the Issuer (the “Purchasers”) and as a control person of MCB. MCB disclaims ownership of all 33,000,000 shares owned of record by the Purchasers.

CUSIP No. 91543M203	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Sharon D. Will
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ms. Will is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 42,476,150 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,476,150 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.58%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Ms. Will has the sole power, based upon the Irrevocable Proxies granted to her by MCB and the Purchasers, to vote 42,476,150 shares of Common Stock which includes (i) 9,476,150 shares of Common Stock beneficially owned by MCB and (ii) 33,000,000 shares of Common Stock owned by the Purchasers until the Proxy/Lock-Up Termination Date.
(2)	Ms. Will may be deemed to be a beneficial owner of 42,476,150 shares of Common Stock based upon the Irrevocable Proxies granted to her by the Purchasers and MCB, as well as that she may be deemed to be a control person of MCB and the Issuer. Ms. Will disclaims beneficial ownership of all 42,476,150 shares of Common Stock.

CUSIP No. 91543M203	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Uplift Nutrition, Inc. (the “Issuer”). The address of the principal office of the Issuer is c/o MCB Network, Corp. 1201 West 5th Street M-160, Los Angeles, California 90017.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by MCB Network, Corp., a Texas corporation (“MCB”) and Sharon D. Will (“Ms. Will” and together with MCB, the “Reporting Persons”). The Joint Filing Agreement dated June 18, 2015 between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A. Current information concerning the identity and background of the directors and officers of MCB is set forth in Schedule A hereto, which is incorporated by reference in response to this Item 2.

(b)	The address of the Reporting Persons is c/o MCB Network, Corp. 1201 West 5th Street M-160, Los Angeles, California 90017.

(c)	Present principal occupation of Ms. Will is the President, Secretary, Treasurer and a director of MCB and the principal business of MCB is entertainment programming.

(d)	– (e) During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	MCB is a Texas corporation and Ms. Will is a US Citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

MCB acquired its 9,476,150 shares of Common Stock from the net proceeds of a private placement of its securities.

Because the remaining 33,000,000 shares that Ms. Will may be deemed to beneficially own were not purchased by Ms. Will but by the Purchasers who then granted Ms. Will an Irrevocable Proxy on such shares, Ms. Will did not purchase any of such 33,000,000 shares. Ms. Will and MCB believes that the Purchasers of the 33,000,000 shares purchased such shares with their own funds.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported herein to acquire control of the Issuer. The Reporting Persons do not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. While unlikely in the foreseeable future, the Reporting Persons may determine, from time to time to sell or otherwise dispose of some or all of the then remaining shares of Common Stock owned by the Reporting Persons, pursuant to the applicable securities laws. In making any such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to it, as well as general stock market conditions. The Issuer filed with the SEC on June 12, 2015 a Current Report on Form 8-K dated June 8, 2015 (the “Transaction 8-K”) reporting and describing the transactions giving rise to the requirement to file this Schedule 13D with the SEC (the “Transaction”), which is incorporated by reference in response to this Item 4.

As disclosed in the Transaction 8-K, pursuant to the terms of the Transaction agreements, on the date ten (10) days after the mailing to the Issuer’s shareholders (the “Schedule 14 Information Statement Effective Date”) of a Schedule 14F-1 Information Statement, pursuant to Section 14F and Rule 14f-1 thereunder of the Securities Exchange Act of 1934, as amended, (i) the previously provided resignations of the two (2) current officers and directors of the Issuer (Geoff Williams and Ms. Winn) as officers and directors of the Issuer, and (ii) the prior “subject to” appointments by the Issuer’s Board of Directors of Ms. Will and Fred Richman, as the sole directors of the Issuer, will become effective automatically resulting in Ms. Will and Mr. Richman becoming the sole directors of the Issuer and Ms. Will and Mr. Richman have indicated that on the Schedule 14 Information Statement Effective Date it is their intention, as the newly constituted Board of Directors of the Issuer to appoint Ms. Will as the president, secretary and treasurer of the Issuer. In addition, the reconstituted Board may thereafter also appoint other directors and executive officers to the Issuer.

While MCB and/or its shareholders may in the future enter into an agreement with the Registrant pursuant to which MCB and/or its business would be acquired by the Registrant, no assurances can be give when, if ever, any such transaction would occur or the terms of any such transaction. The Registrant is continuing the Registrant’s current business of marketing and selling the products Grey to Great and Mitigator® on-line through its website, www.upliftnutritioninc.com.    Gray-to-Great is a product which reduces or eliminates gray hair.  Mitigator® is a topical anti-sting, anti-itch and anti-bite product.  Reference is made to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014 for a more detailed description of these products.  All previous registered trademarks and trade names relative to the Registrant’s various energy drinks and its energy spray, none of which are currently being actively marketed, are owned by the Registrant including, but not limited to, the Registrant’s ownership of various websites and website domains, some of which are no longer active.

CUSIP No. 91543M203	13D	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	The information required by Item 5(a) is set forth in Rows 11 and 13 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.
(b)	The information required by Item 5(b) is set forth in Rows 7-10 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.
(c)	Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the common stock or other equity security of the Issuer during the last 60 days.
(d)	With the exception of the shareholders who have given an Irrevocable Proxy to Ms. Will, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned common stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Joint filing Agreement.

The form of Irrevocable Proxy and Lock-Up Agreement, the SPA and 2 Note Purchase Agreements were filed as Exhibits to the Transaction 8-K as Exhibits 4.1, 10.1, 10.2, and 10.3, respectively.

CUSIP No. 91543M203	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCB Network, Corp.

/s/ Sharon Will Name

President Title

June 18, 2015 Date

/s/ Sharon D. Will Sharon D. Will

June 18, 2015 Date